June 5, 2025

Andrew H. Reich
Chief Operating Officer, Chief Financial Officer, and Secretary
Siebert Financial Corp.
653 Collins Avenue
Miami Beach, FL 33139

        Re: Siebert Financial Corp.
            Registration Statement on Form S-3
            Filed May 30, 2025
            File No. 333-287680
Dear Andrew H. Reich:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Blake Baron